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                             July 12, 2023

       Paul Berns
       Chief Executive Officer
       Neumora Therapeutics, Inc.
       65 Grove Street
       Watertown, Massachusetts 02472

                                                        Re: Neumora
Therapeutics, Inc.
                                                            Amendment No. 8 to
Draft Registration Statement on Form S-1
                                                            Submitted June 30,
2023
                                                            CIK No. 0001885522

       Dear Paul Berns:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 8 to Draft Registration Statement on Form S-1 submitted on June 30, 2023

       Prospectus Summary
       Our Pipeline, page 2

   1. We note your new disclosure here and elsewhere stating you expect to "rapidly progress the development of
[y]our pipeline." Please revise this statement in each place that it appears to remove the
implication that you may progress through the clinical trial process at a faster rate, as
this is unknown and not entirely within your control.
   2. We note your response to our prior comment 5; however, we reissue the comment. Please revise to remove the
individual study progress rows and revert to a single row depicting the overall current
phase of development for the indication. You may include additional
 Paul Berns
Neumora Therapeutics, Inc.
July 12, 2023
Page 2
      narrative disclosure around the pipeline table with detail of the referenced studies for further context. In addition, please revise the prospectus to include information regarding foreign jurisdictions where regulatory approvals will be sought, as noted in your response letter, including a discussion of the regulatory regime of each, where appropriate. Your disclosure should note whether you have initiated the approval process in such jurisdictions or otherwise advise.
Business
NMRA-140 (KOR), page 124

3. We note your response to our prior comment 2; however, we also note you continue to refer to your results as "clinically meaningful" on page 126. Please revise.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNamePaul Berns
                                                            Division of
Corporation Finance
Comapany NameNeumora Therapeutics, Inc.
                                                            Office of Life
Sciences
July 12, 2023 Page 2
cc:       Phillip Stoup, Esq.
FirstName LastName